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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spire Securities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1840 Michael Faraday Drive, Suite 105
_____
(No. and Street)

Reston   VA   20190
_____   _____   _____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joshua Bright - (703) 657-6068
_____
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group
_____
(Name – if individual, state last, first, middle name)

10740 Parkridge Blvd, Suite 500   Reston   SEC Mail Processing VA   20191
_____ _____ _____ _____
     (Address)   (City)   (State)   (Zip Code)

FEB 2 6 2020

Washington, DC

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Joshua Bright _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spire Securities, LLC _____ , as of December 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____ _____
                                                                     Signature

                                          Vice President-Director of Finance
                                          _____
                                                        Title

_____   _____
    Notary Public   2/19/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CSTGROUP

CPAS AND BUSINESS ADVISORS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES**

SEC Mail Processing

To the Board of Directors
Spire Securities, LLC
1840 Michael Faraday Drive, #105
Reston, VA 20190

FEB 2 6 2020

Washington, DC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Spire Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Spire Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Spire Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Spire Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Spire Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

Reston, Virginia
February 19, 2020

SCHEDULE OF ASSESSMENT AND PAYMENT
SPIRE SECURITIES, LLC
December 31, 2019

SIPC 6 Assessment - 2019	1,054
Prior Year Overpayment Applied	-
Payment Applied (ck #2285)	(1,054)
	-
SIPC 7 Assesment - 2019	1,686
SIPC 6 Payment	(1,054)
SIPC 7 Payment Applied (ck # 2361)	(632)
Overpayment carried forward	-

CST Group, CPA's, PC verified that payment was made to SIPC for the 2019 assessment.

Audited Financial Statements

SPIRE SECURITIES, LLC

December 31, 2019 and 2018





CERTIFIED PUBLIC ACCOUNTANTS

Financial Statements
and Supplementary Financial Information

SPIRE SECURITIES, LLC

Reston, Virginia

December 31, 2019

CONTENTS



CSTGROUP

CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spire Securities, LLC
Reston, Virginia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Spire Securities, LLC as of December 31, 2019, the related statements of income, member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Spire Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Spire Securities, LLC's management. Our responsibility is to express an opinion on Spire Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spire Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Spire Securities, LLC's financial statements. The supplemental information is the responsibility of Spire Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

CST Group, CPAs, PC

We have served as Spire Securities, LLC's auditor since 2008.
Reston, Virginia
February 19, 2020

STATEMENT OF FINANCIAL CONDITION

SPIRE SECURITIES, LLC

		12/31/2019

ASSETS

CURRENT ASSETS

Cash and cash equivalents		$ 231,098
Prepaid expenses		107,291
Commissions receivable		295,330
Deposit held by FINRA		1,595
	TOTAL CURRENT ASSETS	635,314

OTHER ASSETS

Deposit held by clearing organization		180,001
		$ 815,315

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Commissions payable		$ 275,560
	TOTAL CURRENT LIABILITIES	275,560
MEMBER'S EQUITY		539,755
		$ 815,315

See notes to financial statements.

STATEMENT OF INCOME

SPIRE SECURITIES, LLC

	For Year Ended December 31, 2019
INCOME	
Concession and commission income	$ 7,875,900
EXPENSES	
Commission expense	5,811,509
Management fees	975,804
Operating expense	3,861,477
	10,648,790
OPERATING INCOME (LOSS)	(2,772,890)
NON-OPERATING INCOME	
Interest income	14,294
Interest expense	(1,789)
	12,505
NET INCOME (LOSS)	$ (2,760,385)

See notes to financial statements.

-- 3 --

STATEMENT OF MEMBER'S EQUITY

SPIRE SECURITIES, LLC

	Member's Equity
BALANCE, DECEMBER 31, 2018	$ 1,000,140
Net income(loss) for the year ended December 31, 2019	(2,760,385)
Plus: contributions by member	2,300,000
BALANCE, DECEMBER 31, 2019	$ 539,755

See notes to financial statements.

STATEMENT OF CASH FLOWS

SPIRE SECURITIES, LLC

	For Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income(loss)	$ (2,760,385)
Effects of changes in operating accounts and accruals:	
Commissions and clearing receivable	217,535
Due from related party	1,832
Contingent loss liability	(200,000)
Prepaid expenses	(19,192)
Deposit held by FINRA/Clearing Organizations	2,441
Accounts payable	(600)
Commission payable	(136,006)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(2,894,375)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's conribution	2,300,000
NET DECREASE IN CASH	(594,375)
Cash, beginning of the year	825,473
CASH, END OF YEAR	$ 231,098
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 1,789
Cash paid for income taxes	$ 0

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2019

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Spire Securities, LLC (the Company), a wholly owned subsidiary of Spire Investment Partners, LLC (the Parent), is a securities brokerage firm providing securities brokerage and trading services to both individuals and institutional entities and also provides regulatory oversight to registered representatives for their investment advisory services. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through clearing organizations and their direct placement partners.

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred. A consolidated income tax return is filed with the Parent.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission revenue when earned rather than when received. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the year ended December 31, 2019 was $7,314,133.

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2019

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. However, with limited exceptions the tax records of the Company generally remain open for three years for federal income tax examination and four years for state income tax examination. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2019 that required disclosing or recognition.

NOTE C - CLEARING AGENTS

The Company has a clearing agreement with National Financial Services, LLC (NFS) as a clearing agent. Either party may terminate the agreement with 90 days written notice, NFS requires the Company to maintain net capital of $250,000 and an escrow deposit of $75,000, subject to change at the discretion of NFS.

The Company also has a clearing agreement with Pershing, LLC (Pershing) as a clearing agent. The agreement remains in effect unless either party terminates the agreement with 90 days written notice. Pershing requires the Company to maintain net capital of $250,000 and an escrow deposit of $100,000, subject to change at the discretion of Pershing.

The Company has a clearing agreement with the NSCC (National Securities Clearing Corporation/DTCC). This organization collects and remits to Spire Securities, mutual funds income and transactions data from the mutual fund companies directly. These are for commission trades not cleared through Pershing or National Financial Services. The NSCC requires a $5,000 escrow deposit. The NSCC does not have any Net Capital requirements.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2019.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2019

NOTE E - RELATED PARTY TRANSACTIONS

Spire Wealth Management, LLC, a sister company, is paid management fees for providing all management services to the Company. The set rate per month is determined at the beginning of each year based on estimated use of management services, as set forth in the Expense Sharing Agreement between Spire Securities, LLC and Spire Wealth Management, LLC. Additionally, the Company is paid a set RIA override fee for the services it provides in overseeing the activities of its sister company RIA, Spire Wealth Management, LLC. As a result of these transactions and short-term loans between these related entities, Spire Wealth Management, LLC owed the Company $0 as of December 31, 2019.

Spire Securities, LLC and Spire Wealth Management, LLC are wholly owned subsidiaries of Spire Investment Partners, LLC.

NOTE F - OFFICE LEASE

The Company occupies space that is leased by the sister company. The company makes a fixed monthly payment, based upon estimated use at the beginning of the fiscal year, for office services. The rent component of office services expense for the years ended December 31, 2019 was $116,471.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

At December 31, 2019, the Company's aggregate indebtedness to net capital ratio was 0.6760 to 1 and the Company had net capital of $407,651, which was $307,651 in excess of its required net capital of $100,000

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2019

NOTE I - FAIR VALUE MEASUREMENTS

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2019 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J – SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2019 through February 19, 2020 the date we issued these financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

SPIRE SECURITIES, LLC

RESTON, VIRGINIA

December 31, 2019

SCHEDULE I - COMPUTATION OF NET CAPITAL

SPIRE SECURITIES, LLC

	12/31/2019
Total member's equity	$ 539,755
Deduct: non-allowable assets	132,104
NET CAPITAL	$ 407,651

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

See notes to financial statements

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.



CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spire Securities, LLC
Reston, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Spire Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spire Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Spire Securities, LLC stated that Spire Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Spire Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spire Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

Reston, Virginia
February 19, 2020



SPIRE
Securities

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

January 23, 2020

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Spire Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15cs-2, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception. The above statement is true and correct to the best of my and the Company's knowledge.

Joshua J. Bright
Vice President, Director of Finance